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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                               AMENDMENT NO. 3 TO
                            REGISTRATION STATEMENT ON
                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                     PURSUANT TO SECTION 12(b) OR (g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                               REALNETWORKS, INC.
             (Exact name of registrant as specified in its charter)

WASHINGTON                                                            91-1628146
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


                         2601 ELLIOT AVENUE, SUITE 1000
                            SEATTLE, WASHINGTON 98121
          (Address of principal executive offices, including Zip Code)


        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

        If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities to be registered pursuant to Section 12(g) of the Act:

       Title of each class                    Name of each exchange on which
       to be so registered:                   each class is to be registered:

 PREFERRED STOCK PURCHASE RIGHTS                   NASDAQ NATIONAL MARKET


Securities to be registered pursuant to Section 12(b) of the Act:  None.



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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.    Description of Registrant's Securities to be Registered.

        On May 30, 2000, RealNetworks, Inc. (the "Company") and ChaseMellon Shareholder Services, L.L.C. (the "Rights Agent") entered into Amendment No. 2 dated May 30, 2000 (the "Amendment") to the Shareholder Rights Plan dated December 4, 1998, as amended by Amendment No. 1 dated January 21, 2000 (the "Rights Plan"), which Amendment is attached as Exhibit 1 to this amended Registration Statement. The Company hereby amends its Registration Statement on Form 8-A as originally filed with the Securities and Exchange Commission on December 14, 1998 and as subsequently amended on June 16, 1999 and February 7, 2000. The purpose of this amendment is to amend Section 7 and Section 23 of the Rights Plan to increase the purchase price and redemption price of the Rights under the Rights Plan. The following is a summary of the Rights (defined below) as amended by Amendment No. 2 to the Rights Plan.

        On October 16, 1998, the Board of Directors of the Company declared a dividend distribution of one preferred stock purchase right (each a "Right") for each outstanding share of Common Stock, par value $0.001 per share, of the Company (the "Common Shares"), payable to the holders of record of the Common Shares on December 14, 1998 (the "Record Date"). The Rights dividend was declared by the Board of Directors in connection with its adoption of the Rights Plan, attached as Exhibit 3 to this amended Registration Statement.

        Until the earliest to occur of (i) a public announcement that, without the prior approval of the Board of Directors of the Company, a person or group, including any affiliates or associates of such person or group (an "Acquiring Person"), acquired, or obtained the right to acquire, beneficial ownership of fifteen percent or more of the outstanding Common Shares (the "Shares Acquisition Date") or (ii) ten business days (or such later date as the Board may determine) following the commencement or announcement of an intention (which is not subsequently withdrawn within five business days after such announcement) to make a tender offer or exchange offer which would result in any person or group (and related persons) having beneficial ownership of fifteen percent or more of the outstanding Common Shares without the prior consent of the Board of Directors (the earliest of such dates being called the "Distribution Date"), the Rights will be attached to all Common Share certificates and will be evidenced by the Common Share certificates. The Rights Plan provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer, replacement or new issuance of Common Shares will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any Common Share certificates outstanding as of the Record Date, even without such a notation, will also constitute the transfer of the Right associated with each of the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the

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Rights ("Rights Certificates") will be sent by first class mail to holders of record of the Common Shares as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights and the Rights will be separately transferable from the Common Shares.

        The Rights are not exercisable until the Distribution Date. The Rights will expire on December 4, 2008, unless earlier redeemed or exchanged by the Company as described below.

        The preferred stock purchasable upon exercise of the Rights is nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of the Company's Articles of Incorporation, as such may be amended from time to time). Each share of preferred stock will have a preferential quarterly dividend in an amount equal to 1,000 times the dividend declared on each Common Share. In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment per share equal to 1,000 times the payment made to each Common Share. Each share of preferred stock will have 1,000 votes, voting together with the Common Shares unless otherwise required by law. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each share of preferred stock will be entitled to receive 1,000 times the amount and type of consideration received per Common Share. The rights of the preferred stock as to dividends, liquidation and voting, and mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of preferred stock may be issued and such fractional shares shall entitle the holder thereof, in proportion to such holder's fractional shares, to have the benefit of all other rights of holders of preferred stock.

        In the event that any person becomes an Acquiring Person, each holder of a Right generally will thereafter have the right for a sixty day period after the later of the date of such event and the effectiveness of an appropriate registration statement (or such other longer period set by the Board of Directors) to receive upon exercise of the Right that number of Common Shares (or, in the discretion of the Board of Directors, one one-thousandths of a preferred share or other securities or property) having a market value of two times the exercise price of the Right (such right being called the "Subscription Right"). Notwithstanding the foregoing, following the occurrence of a person becoming an Acquiring Person, all Rights that are, or under certain circumstances specified in the Rights Plan were, beneficially owned by the Acquiring Person will be null and void.

        In the event that, at any time on or following the Shares Acquisition Date, the Company is acquired in a merger or other business combination transaction (whether or not the Company is the surviving entity) or 50% or more of the Company's assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right (except Rights that have been rendered void under the Rights Plan) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company (or, in the event there is more than one acquiring

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company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the exercise price of the Right (such right being called the "Merger Subscription Right"). The holder of a Right will continue to have the Merger Subscription Right whether or not such holder exercises the Merger Subscription Right.

        The Purchase Price payable, the number of Rights and the number of shares of Preferred Stock, Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the Preferred Stock at less than the current market price of the Preferred Stock or
(iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets excluding regular quarterly cash dividends out of earnings or retained earnings and dividends payable in Preferred Stock or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent in such Purchase Price.

        If at any time following the Record Date the Company shall pay a dividend on the Common Shares in the form of Common Shares or effect a subdivision, combination or consolidation of the outstanding Common Shares into a greater or lesser number of Common Shares, then each outstanding Common Share following such event shall continue to have one Right associated with it and the exercise price of each Right will be proportionately adjusted.

        At any time prior to the earliest to occur of (i) the close of business on the Shares Acquisition Date or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which redemption shall be effective immediately upon the action of the Board of Directors. Additionally, following the Shares Acquisition Date and the expiration of the period during which the Subscription Right is exercisable, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price (i) in connection with any merger, consolidation or sale or other transfer of fifty percent or more of the Company's assets or earning power (a "Transaction") in which all holders of Common Shares are treated alike and such Transaction does not involve an Acquiring Person or (ii) if the Acquiring Person would not, as a result of such redemption, obtain beneficial ownership of fifty percent or more of the Common Shares and there exists no other Acquiring Person at the time of such redemption. The Company may, at its option, pay the Redemption Price in Common Shares or cash. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of Rights holders will be to receive the Redemption Price.

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        Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including the right to vote or to receive dividends or any other incidents of ownership associated with the Common Shares.

        The Board of Directors of the Company may, at its option, after there exists an Acquiring Person, exchange all or part of the then outstanding Rights (other than those held by the Acquiring Person) for Common Shares at an exchange ratio of one Common Share per Right, as such exchange ratio may be appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the Record Date. Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any the Acquiring Person becomes the beneficial owner of 50% or more of the Common Shares then outstanding. Immediately upon the action of the Board of Directors of the Company ordering the exchange of any Rights, the right to exercise such Rights shall terminate. The Board of Directors, at its option, may substitute preferred stock for some or all of the Common Shares exchangeable for the Rights.

        Except as set forth above, the terms of the Rights may be amended by the Board of Directors of the Company without the approval of the Rights holders,
(i) prior to the Distribution Date in any manner and (ii) on or after the Distribution Date to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights (excluding the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.

        The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. However, the Rights generally should not interfere with any merger or other business combination approved by the Board of Directors.

        The foregoing description of the Rights Plan and the Rights is qualified in its entirety by reference to the Rights Plan attached as Exhibit 3 hereto, Amendment No. 1 to the Rights Plan attached as Exhibit 2 hereto, and Amendment No. 2 to the Rights Plan attached as Exhibit 1 hereto, all of which are incorporated by reference herein.

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Item 2.    Exhibits.

        1. Amendment No. 2 to the Shareholder Rights Plan, dated as of May 30, 2000 between RealNetworks, Inc. and ChaseMellon Shareholder Services, L.L.C.

        *2. Amendment No. 1 to the Shareholder Rights Plan, dated as of January 21, 2000 between RealNetworks Inc., and ChaseMellon Shareholder Services, L.L.C.

        *3. Shareholder Rights Plan, dated as of December 14, 1998 between RealNetworks, Inc. and ChaseMellon Shareholder Services, L.L.C., which includes, as Exhibit A thereto, the form of Certificate of Designation specifying the terms of the Series A Preferred Stock, as Exhibit B thereto, the form of Rights Certificate, and, as Exhibit C thereto, the form of Rights Summary.



-------------------
* Previously Filed

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        Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



May 30, 2000                        REALNETWORKS, INC.



                                    By  /s/ Kelly Jo MacArthur
                                      ------------------------------------------
                                        Kelly Jo MacArthur
                                        Sr. Vice President, General Counsel and
                                        Corporate Secretary

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                                  EXHIBIT INDEX


   Exhibit
    Number      Description
    ------      -----------
        1.      Amendment No. 2 to the Shareholder Rights Plan, dated as of May
                30, 2000 between RealNetworks Inc., and ChaseMellon Shareholder
                Services, L.L.C.

        *2.     Amendment No. 1 to the Shareholder Rights Plan, dated as of
                January 21, 2000 between RealNetworks Inc., and ChaseMellon
                Shareholder Services, L.L.C.

        *3.     Shareholder Rights Plan, dated as of December 14, 1998 between
                RealNetworks, Inc. and ChaseMellon Shareholder Services, L.L.C., which includes, as Exhibit A thereto, the form of Certificate of Designation specifying the terms of the Series A Preferred
                Stock, as Exhibit B thereto, the form of Rights Certificate, and, as Exhibit C thereto, the form of Rights Summary.



-------------------
* Previously Filed

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